02044970

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 333-89839 0-20957

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sun National Bank 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sun Bancorp, Inc.
226 Landis Avenue
Vineland, New Jersey 08360

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun National Bank 401(k) Plan

Date: June 28, 2002

By: Stephen H. Brolly
Its Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

Sun National Bank 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2001 and 2000, Supplemental Schedules as of and for the Year Ended December 31, 2001 and Independent Auditors' Report

SUN NATIONAL BANK 401(k) PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
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Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
Sun National Bank 401(k) Plan
Vineland, New Jersey

We have audited the accompanying statements of assets available for benefits of the Sun National Bank 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 2001 and (2) reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP

June 14, 2002

SUN NATIONAL BANK 401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Cash		$ 22,903
Investments, at fair value	$ 5,297,851	4,069,032
Participant loans receivable	122,199	119,921
Total assets	5,420,050	4,211,856
ASSETS AVAILABLE FOR BENEFITS	$ 5,420,050	$ 4,211,856

See notes to financial statements.

SUN NATIONAL BANK 401(k) PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Employer contributions	$ 290,622	$ 269,149
Employee contributions	916,416	894,605
Rollover contributions and transfers in	132,073	55,067
Net appreciation (depreciation) in fair market value of investments	439,074	(551,734)
Total additions	1,778,185	667,087
DEDUCTIONS:		
Distributions to participants	569,991	654,236
Total deductions	569,991	654,236
INCREASE IN ASSETS AVAILABLE FOR BENEFITS	1,208,194	12,851
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	4,211,856	4,199,005
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 5,420,050	$ 4,211,856

See notes to financial statements.

SUN NATIONAL BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The Sun National Bank (the "Bank") 401(k) Plan (the "Plan") is a defined contribution plan which was initiated on January 1, 1996. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a. *General* - The Plan is a defined contribution plan covering all full-time employees of the Bank who have 90 days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. *Contributions* - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Bank's board of directors.

c. *Participant Accounts* - Each participant's account is credited with the participant's contribution and allocations of the Bank's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Administration expenses are paid directly by the Bank.

d. *Vesting* - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of contribution service. A participant is 100 percent vested after four years of credited service.

e. *Investment Options* - Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds (see Note 6). Employer contributions are invested in Sun Bancorp, Inc. stock.

f. *Participant Loans Receivable* - A participant may borrow from his or her fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Loans Receivable Fund. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator.

g. *Payment of Benefits* - On termination of service due to death, disability or retirement, a participant will receive an amount equal to the value of the participant's vested interest in his or her account.

h. *Forfeited Accounts* - At December 31, 2001, forfeited non-vested accounts totaled approximately $12,000. These forfeited accounts will first be made available to reinstate previously forfeited accounts, as defined. Any remaining forfeited accounts will be used to reduce future Bank matching or discretionary contributions. At December 31, 2000, forfeited non-vested accounts totaled approximately $23,000. These accounts were allocated to eligible participants.

i. *Net appreciation (depreciation) in fair value of investments* – Net appreciation (depreciation) in fair value of investments includes realized gains and losses, investment income and appreciation or depreciation in the fair market value of the investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments - The Plan's investments are stated at fair value based on a third party independent report. Investments are recorded by the Plan as of their trade dates.

Recognition of Income - Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results may differ from those estimates and assumptions.

3. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Bank reserves the right, at any time, to discontinue permanently or temporarily its contributions to the Plan and to terminate its participation in the Plan. The interest of the members shall be nonforfeitable and fully vested in the event the Plan is terminated.

4. TAX STATUS

The Bank has adopted a non-standardized defined contribution profit sharing plan provided by Nationwide Life Insurance Company and the Bank. The Internal Revenue Service has determined and informed the Bank by letter dated April 16, 1998, that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. As of January 1, 2002, the Bank adopted a non-standardized defined contribution flexible 401(k) plan provided by Delaware Management Trust Company.

5. PARTIES IN INTEREST

Plan Administrator	Sun National Bank
Plan Trustee	Benefits 21, Inc.
Plan Custodian	Nationwide Life Insurance Company

Effective January 1, 2002, the Plan Administrator changed Trustee and Custodian to Delaware Management Trust Company and Delaware Investments, respectively.

6. SUMMARY OF INVESTMENTS BY TYPE

Upon enrollment in the Plan, a participant may select from any of the eight investment options as described by the Plan Custodian and summarized below. Nationwide invests the contributions consistent with the direction of the participants.

Twentieth Century Ultra Investors Fund - The fund seeks capital growth over time by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation.

Fidelity Magellan Fund - The fund invests primarily in common stocks and convertible securities, with a portion of its assets invested in debt securities of all types and qualities.

Neuberger & Berman Guardian Fund - The fund is a growth and income fund and emphasizes investments in stocks of high quality, established companies.

Fidelity Puritan Fund - The fund seeks income consistent with preservation of capital by investing in common stocks, preferred stocks and bonds, seeking to diversify in terms of both companies and industries.

Fidelity Advisory High Yield Fund A - The fund seeks a combination of a high level of income and the potential for capital gains by investing in a diversified portfolio consisting primarily of high-yielding, fixed income and zero coupon securities, such as bonds, debentures and notes, convertible securities and preferred stock.

Nationwide Money Market Fund - The fund provides as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity. It invests in a diversified portfolio of high-quality money market instruments.

Virtuoso 2 is a guaranteed return contract that provides an annual interest guarantee, based on the investment yield realized on Nationwide's General Account. The contract guarantees an interest rate for the first guarantee period and a minimum rate for the following guarantee period.

Sun Bancorp, Inc. Stock - Contributions are invested in common stock of Sun Bancorp, Inc., the holding company of Sun National Bank.

Effective January 1, 2002, as a result of a new Plan Custodian, Delaware Investments, a participant may select from any of the twelve investment options as described by the Plan Custodian and summarized below. Delaware Investments invests the contributions consistent with the direction of the participants.

MFS Massachusetts Investors Growth Stock Fund - Seeks to provide long-term growth of capital and future income by investing in common stocks and securities convertible into common stock.

Delaware S&P 500 Index Fund - Invests in stocks listed in the Standard & Poors 500 Index, focusing on the growth of assets, while moderating risk.

AIM Value - Seeks to achieve long-term growth of capital. Income is a secondary objective. The fund invests in equity securities.

Liberty Growth & Income Fund – Seeks long-term income growth and income by investing at least 65% of its total assets in common stocks of U.S. companies with equity market capitalizations in excess of $3 billion.

Liberty Select Value Fund - Seeks long-term growth by investing primarily in middle capitalization stocks.

State Street Research Aurora - Seeks to provide high total return, consisting principally of capital appreciation by investing at least 65% of total assets in small company value stocks.

PIMCO Total Return Fund - Seeks maximum total return, consistent with preservation of capital and prudent investment management.

AIM International Equity - Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered by the fund's portfolio managers to have strong earnings momentum.

MFS Total Return - Seeks above-average income consistent with the prudent employment of capital. The Fund also seeks growth of capital and income.

Delaware American Government Bond Fund - Invests primarily in securities issued by the U.S. Government, its agencies or instrumentalities.

Delaware Preservation Account - Invests in Investment Contracts with a focus on maintaining the stable value of its accounts.

Sun Bancorp, Inc. Stock - Contributions are invested in common stock of Sun Bancorp, Inc., the holding company of Sun National Bank.

7. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's assets.

	December 31,	
	2001	2000
Twentieth Century Ultra Investors Fund	$ 627,001	$ 646,407
Fidelity Magellan Fund	942,155	932,296
Neuberger & Berman Guardian Fund	455,601	429,474
Fidelity Puritan Fund	387,624	295,459
Nationwide Money Market Fund	317,014	253,032
Sun Bancorp, Inc. Stock	2,219,805	1,211,248

The following presents detail of the net appreciation (depreciation) in fair value of investments.

	December 31,	
	2001	2000
Twentieth Century Ultra Investors Fund	$ (103,049)	$ (181,850)
Fidelity Magellan Fund	(124,416)	(111,660)
Neuberger & Berman Guardian Fund	(12,473)	(15,535)
Fidelity Puritan Fund	(8,062)	18,892
Fidelity Advisory High Yield Fund A	(2,632)	(19,792)
Nationwide Money Market Fund	6,147	11,022
Virtuoso 2	10,345	8,164
Sun Bancorp, Inc. Stock	673,214	(260,975)
	$ 439,074	$ (551,734)

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$ 569,991
Less: Amounts allocated to withdrawing participants at December 31, 2000	(22,901)
Benefits paid to participants per the Form 5500	$ 547,090

Amounts allocated to withdrawing participants were recorded on the Form 5500 for benefit claims that had been processed and approved for payment prior to December 31, 2000 but were not paid as of December 31, 2000.

9. GUARANTEED INVESTMENT CONTRACT

At December 31, 2001, the Plan holds an investment in a guaranteed investment contract valued at $190,433. This investment was liquidated, as a result of the change in the Plan's custodian. The liquidated value of the guaranteed investment contract was $190,540.

* * * * * *

SUN NATIONAL BANK 401(k) PLAN

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Identity of Issue	Description of Investment	Cost	Fair Value
*Nationwide Life Insurance Company	Twentieth Century Ultra Investors Fund	Not available	$ 627,001
*Nationwide Life Insurance Company	Fidelity Magellan Fund	Not available	942,155
*Nationwide Life Insurance Company	Neuberger & Berman Guardian Fund	Not available	455,601
*Nationwide Life Insurance Company	Fidelity Puritan Fund	Not available	387,624
*Nationwide Life Insurance Company	Fidelity Advisory High Yield Fund A	Not available	158,218
*Nationwide Life Insurance Company	Nationwide Money Market Fund	Not available	317,014
*Nationwide Life Insurance Company	Virtuoso 2	Not available	190,433
*Sun Bancorp, Inc.	Common Stock	Not available	2,219,805
Participant loans	Loan rates ranged from 6.00% to 10.50%	122,199	122,199
			$ 5,420,050

*Indicates party-in-interest to the Plan

SUN NATIONAL BANK 401(k) PLAN

SCHEDULE H, ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

Series of transactions of the same issue which exceed 5% of beginning total net assets

Identity of Party Involved	Description of Asset (include Interest Rate and Maturity in Case of Loan)	Number of Transactions	Purchase Price	Selling Price	Cost of Asset	Net Gain (Loss)
Sun National Bank	Sun Bancorp Inc. Common Stock	26	$ 290,622	$	$ 290,622	$

EXHIBIT 2

Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-35535 of Sun Bancorp, Inc. on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of Sun National Bank 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 25, 2002